UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Strengthening of Corporate Governance in the United States

TOKYO, June 29, 2005—Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi) has decided to strengthen its corporate governance functions in the United States.

Specifically, effective from today, MTFG will appoint a Managing Officer with responsibility for corporate governance in the United States. This Managing Officer will be resident in the United States and with respect to MTFG’s U.S. consolidated subsidiaries will exercise consolidated oversight of governance-related matters including risk management, and legal and other compliance. In conjunction with this appointment, MTFG will establish a Corporate Governance Division for the United States to carry out support functions for the Managing Officer.

1. Background

The United States is one of MTFG’s most important markets and the environment for financial institutions there is subject to dynamic change. Moreover, for MTFG as a whole, matters such as compliance, internal control and risk management are increasingly important. In response to this changing environment, MTFG has decided to strengthen its corporate governance functions in the United States in order to further enhance the soundness of the Group.

2. Personnel

The Managing Officer to be resident in the United States and the General Manager of the Corporate Governance Division for the United States are:

Managing Officer:    Kyota Omori

(Will serve concurrently in his current position as a Managing Director, Chief Executive Officer for the Americas, Bank of Tokyo-Mitsubishi)

General Manager, Corporate Governance Division for the United States: Koichi Sakamoto

(Will serve concurrently in his current position as General Manager of Planning Office for the Americas, Bank of Tokyo-Mitsubishi)

*        *        *

For further information, please contact:

Mitsubishi Tokyo Financial Group, Inc.

Corporate Communications Office

Tel. 81-3-3240-9066

Appendix 1: New organization chart

Mitsubishi Tokyo Financial Group Organization Chart (as of June 29, 2005)

General Meeting of Shareholders
Corporate Auditor
Board of Corporate Auditors
Board of Directors
Compliance Advisory Committee
Advisory Board
Executive Committee
Other Committees
Corporate Policy Meeting
Group Head
Group Head
Group Head
Chief Planning Officer
Chief Financial Officer
Chief Risk Management Officer
Managing Officer for governance and oversight (Resident in the U.S.)
Integrated Retail Banking Business Group
Integrated Corporate Banking Business Group
Integrated Trust Assets Business Group
Corporate Staff Function
Corporate Risk Management Function
Oversight of matters related to corporate governance in the U.S.
Retail Business Planning Division
Retail Business Development Division
Investment Products Development Division
Corporate Owner Private Banking Division
Comprehensive Card Division
Retail Academy
Corporate Business Planning Division
Trust Business Planning Division
Corporate Business Development Division No.1
Corporate Business Development Division No.2
Asset Management and Administration Planning Division
Corporate Administration Division
Corporate Policy Division
Financial Policy Division
Corporate Risk Management Division
Credit & Investment Management Planning Division
Audit & Compliance Division
Corporate Governace Division for the United States
Overall business strategy of retail businesses
Strategy for retail products, business and services, administration of retail business branches
Strategy for investment trusts and other trust-type investment products
Stragey for business with corporate owners
Comprehensive card business strategy
Education, training, etc.
Overall business strategy of corporate business (excluding trust assets business)
Overall business strategy of corporate business (including trust assets business)
Business strategy with large corporations
Business strategy with mid-sized and small to mid-sized corporations
Overall business strategy of the trust assets business
General meeting of shareholders, executive secretaries, human resources and general affairs
Overall group business strategy and planning, public relations and investor relations
Capital funding, financial strategy, investment administration and financial reporting
Overall control of comprehensive group risk management, and legal and other compliance
Overall control of group credit risk and credit portfolio
Overall group internal audits
Governance and oversight framework of Group companies in the U.S.
Integrated Business Group
Corporate Center

Appendix 2: Former organization chart

Mitsubishi Tokyo Financial Group Organization Chart

General Meeting of Shareholders
Corporate Auditor
Board of Corporate Auditors
Board of Directors
Compliance Advisory Committee
Advisory Board
Executive Committee
Other Committees
Corporate Policy Meeting
Group Head
Group Head
Group Head
Chief Planning Officer
Chief Financial Officer
Chief Risk Management Officer
Integrated Retail Banking Business Group
Integrated Corporate Banking Business Group
Integrated Trust Assets Business Group
Corporate Staff Function
Corporate Risk Management Function
Retail Business Planning Division
Retail Business Development Division
Investment Products Development Division
Comprehensive Card Division
Retail Academy
Corporate Business Planning Division
Trust Business Planning Division
Corporate Business Development Division No.1
Corporate Business Development Division No.2
Asset Management and Administration Planning Division
Corporate Administration Division
Corporate Policy Division
Financial Policy Division
Corporate Risk Management Division
Credit & Investment Management Planning Division
Audit & Compliance Division
Overall business strategy of retail businesses
Strategy for retail products, business and services, administration of retail business branches
Strategy for investment trusts and other trust-type investment products
Comprehensive card business strategy
Education, training, etc.
Overall business strategy of corporate business (excluding trust assets business)
Overall business strategy of corporate business (including trust assets business)
Business strategy with large corporations
Business strategy with mid-sized and small to mid-sized corporations
Overall business strategy of the trust assets business
General meeting of shareholders, executive secretaries, human resources and general affairs
Overall group business strategy and planning, public relations and investor relations
Capital funding, financial strategy, investment administration and financial reporting
Overall control of comprehensive group risk management
Overall control of group credit risk and credit portfolio
Overall group internal audits and compliance and legal and other compliance
Integrated Business Groups
Corporate Center